HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Alexandra M. Ledbetter

Re: Jpak Group, Inc.

Post-Effective Amendment No. 9 to Registration Statement on Form S-1

Filed January 19, 2012

File No. 333-164100

Dear Sir or Madam:

We are counsel to Jpak Group, Inc. (the “Company”). On behalf of our client, enclosed herewith please find Post-Effective Amendment No. 10 to the Company’s Registration Statement as filed on Form S-1 this same date. Please be advised that the initial Registration Statement was filed on December 31, 2009, but it was not declared effective. We filed Pre Effective Amendment No. 1 on January 11, 2010, which was declared effective on February 5, 2010 and Post Effective Amendment No. 1 on February 25, 2010, which was declared effective on March 15, 2010. We later filed Post Effective Amendment No. 2 on April 9, 2010 which was declared effective on April 26, 2010. Post Effective Amendment No. 3 was filed on May 27, 2010 and declared effective on June 11, 2010. We filed Post Effective Amendment No. 4, No. 5 and No. 6 on November 5, 2010, December 23, 2010 and January 14, 2011, respectively. Post Effective Amendment No. 7 was filed on June 20, 2011 and declared effective on July 26, 2011. We then filed Post Effective Amendment No. 8 and No. 9 on December 19, 2011 and January 19, 2012 respectively.

We are filing this Amendment to conform our disclosures in the Registration Statements to our Form 10-Q/A1 for the quarter ended December 31, 2010, which we filed on March 5, 2011, and in accordance to your comment letter dated February 10, 2012.

We respectfully request that this pre-effective amendment be declared effective immediately or as soon as practicable.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

HUNTER TAUBMAN & WEISS LLP

/s/ Louis Taubman

By: Louis Taubman,

Attorney at Law

Enclosures

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